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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K-ONE INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1548
(No. and Street)

NEW YORK (City) NY (State) 10169 (Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES S. ALTSCHUL (212) 370-1880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

5000 ROGERS AVENUE, SUITE 700, FORT SMITH, AR 72903
(Address) (City) (State) (Zip Code)



SEC MAIL
RECEIVED
PROCESSING
MAR 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES SLOAN ALTSCHUL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K-ONG INVESTMENT COMPANY, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Sloan Altschul
Signature

PRESIDENT
Title

Notary Public 2.22.07


JOHN MCDONALD
Notary Public - State of New York
NO. 01MC6113422
Qualified in New York County
My Commission Expires 7.26.08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate (○) [0011]

Name of Broker Dealer: K-ONE INVESTMENT COMPANY, INC. [0013]

SEC File Number: 8- 33274 [0014]

Address of Principal Place of Business: 230 PARK AVENUE, SUITE 1548 [0020]

NEW YORK [0021] NY [0022] 10169 [0023]

Firm ID: 16156 [0015]

For Period Beginning 01/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: James Sloan Altschul, Presiden [0030] Phone: (212)370-1880 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes (○) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☑ [0042]

K-One Investment Company, Inc.

Accountants' Report and Audited Focus Report

December 31, 2006


BKD
LLP

K-One Investment Company, Inc.

December 31, 2006

Contents



Independent Accountants' Report

Board of Directors
K-One Investment Company, Inc.
New York City, New York

We have audited the accompanying statement of financial condition of K-One Investment Company, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K-One Investment Company, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
February 26, 2007

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	286,956 [0200]		286,956 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	160,687 [0300]	[0550]	160,687 [0810]
3. Receivables from non-customers	346,606 [0355]	[0600]	346,606 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	31,699 [0680]	31,699 [0920]
11. Other assets	[0535]	19,926 [0735]	19,926 [0930]
12. TOTAL ASSETS	794,249 [0540]	51,625 [0740]	845,874 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	558,049 [1205]	[1385]	558,049 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	558,049 [1230]	0 [1450]	558,049 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	21,000 [1792]
	C. Additional paid-in capital	23,772 [1793]
	D. Retained earnings	243,053 [1794]
	E. Total	287,825 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	287,825 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	845,874 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
b.	Commissions on listed option transactions		[3938]
c.	All other securities commissions		[3939]
d.	Total securities commissions	0	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	From market making in options on a national securities exchange		[3945]
b.	From all other trading		[3949]
c.	Total gain (loss)	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	8,194,808	[3995]
9.	Total revenue	8,194,808	[4030]

EXPENSES

Item	Description	Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	308,276	[4120]
11.	Other employee compensation and benefits	4,312,540	[4115]
12.	Commissions paid to other broker-dealers	2,933,263	[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements ______ [4070]		
14.	Regulatory fees and expenses	9,061	[4195]
15.	Other expenses	470,948	[4100]
16.	Total expenses	8,034,088	

		[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		160,720 [4210]
18. Provision for Federal Income taxes (for parent only)		54,467 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal Income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		106,253 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		287,825 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		287,825 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		287,825 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	51,625 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-51,625 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		236,200 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		44 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-44 [3740]
10. Net Capital			236,156 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	37,203 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	37,203 [3760]
14. Excess net capital (line 10 less 13)	198,953 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	180,351 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			558,049 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 558,049 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 236 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		181,572 [4240]
A.	Net income (loss)		106,253 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		287,825 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2006 [8005] and ending 12/31/2006 [8006]

SEC File Number: 33274 [8011]

Firm ID: 16156

1. Name of Broker Dealer: K-ONE INVESTMENT COMPANY, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:		Phone:	
Name: ____ [8053]		Phone: ____ [8057]	
Name: ____ [8054]		Phone: ____ [8058]	
Name: ____ [8055]		Phone: ____ [8059]	
Name: ____ [8056]		Phone: ____ [8060]	

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ● [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ● [8074]

5. Respondent makes markets in the following securities:
   - (a) **equity securities** Yes ○ No ● [8075]
   - (b) **municipals** Yes ○ No ● [8076]
   - (c) **other debt instruments** Yes ○ No ● [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ● [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ● [8079]

8. Respondent carries its own public accounts: Yes ○ No ● [8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) **Public customer accounts** ______ [8080]

(b) **Omnibus accounts** ______ [8081]

---

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

---

11. Respondent clears its public customer accounts in the following manner:

(a) **Direct Mail (New York Stock Exchange Members Only)** ☐ [8086]

(b) **Self Clearing** ☐ [8087]

(c) **Omnibus** ☐ [8088]

(d) **Introducing** ☐ [8089]

(e) **Other** ☐ [8090]

(f) **Not Applicable** ☑ [8091]

---

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) **American** ☐ [8120]

(2) **Boston** ☐ [8121]

(3) **CBOE** ☐ [8122]

(4) **Midwest** ☐ [8123]

(5) **New York** ☐ [8124]

(6) **Philadelphia** ☐ [8125]

(7) **Pacific Coast** ☐ [8126]

(8) **Other** ☐ [8129]

---

13. Employees:

(a) **Number of full-time employees** 17 [8101]

(b) **Number of full-time employees registered representatives employed by respondent included in 13(a)** 17 [8102]

---

14. Number of NASDAQ stocks respondent makes market 0 [8103]

---

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ◯ Estimate ◯

(a) **equity securities transactions effected on a national securities exchange** ______ [8107]

(b) **equity securities transactions effected other than on a national securities exchange** ______ [8108]

(c) **commodity, bond, option, and other transactions effected on or off a national securities exchange** ______ [8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◉ No ◯ [8111]

18. Number of branch officies operated by respondent — 6 [8112]

19. Yes ◯ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** ______ [8131]

(c) **Type of institution** ______ [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ◯ No ◉ [8113]

21. Yes ◯ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** ______ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ◯ No ◉ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ◯ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

K-One Investment Company, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating Activities	
Net income	$ 106,253
Items not requiring cash	
Depreciation	5,578
Deferred income taxes	3,000
Changes in	
Accounts receivable	(197,816)
Prepaid expenses	16,714
Accounts payable and accrued expenses	(188,277)
Income taxes payable	(2,319)
Net cash used in operating activities	(256,867)
Investing Activities	
Purchase of equipment	(4,083)
Net cash used in financing activities	(4,083)
Decrease in Cash	(260,950)
Cash, Beginning of Year	547,906
Cash, End of Year	$ 286,956
Supplemental Cash Flow Information	
Income taxes paid	$ 67,144

See Notes to Financial Statements

K-One Investment Company, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

K-One Investment Company, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's revenues are predominately earned from underwriting fees and commissions from Regulation D private offerings. Underwritings are provided primarily for corporate real estate ventures throughout the United States of America. The Company has unsecured accounts receivable for revenues earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due upon receipt of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Equipment

Equipment is depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Revenue Recognition

Revenue is recognized as of the closing date for transactions.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006, the Company's cash accounts exceeded federally insured limits by approximately $228,000.

Self Insurance

The Company has elected to self-insure certain insurable risks. Costs resulting from losses are charged to income when incurred.

Note 2: Income Taxes

The provision for income taxes includes these components:

Taxes currently payable	$ 65,100
Deferred income taxes	3,000
Income tax expense	$ 68,100

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (34%)	$ 59,280
Increase (decrease) resulting from:	
State income taxes	13,633
Graduated tax rates	(8,032)
Other	3,219
Actual tax provision	$ 68,100

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

Deferred tax liability	
Tax over book depreciation	$ (10,126)
Net deferred tax liability	$ (10,126)

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2006

Note 3: Related Party Transactions

The Company's principal location is operated out of an office of a corporation which is owned by an officer and stockholder of the Company. The related party transactions for 2006 are summarized below:

Expense reimbursements	$	2,572
Commissions		223,776
Directors' fees		7,500
Stockholder bonuses		77,000
Consulting fees		158,500
Administrative services		85,000
	$	554,348

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn in the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 and 2005, the Company had net capital of $236,156 and $111,738, respectively, which exceeded the minimum required amount by $198,953 and $62,029; and the Company's ratio of aggregate indebtedness to net capital was 2.36 to 1 and 6.67 to 1, respectively.

Note 5: Net Capital Reconciliation

Net capital on initially filed FOCUS report	$	238,058
Adjustments for depreciation expense and provision for income taxes		1,902
Net capital per audited FOCUS report	$	236,156

Note 6: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2006

Self Insurance

The Company has elected to self-insure certain insurable risks. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. As of the date of these financial statements, the Company does not expect to incur any losses pertaining to these risks. No losses have been accrued. It is reasonably possible that this estimate could change materially in the near term.

Major Customers

Substantially all of the Company's revenues are earned from underwriting fees and commissions from Regulation D private offerings. There are a limited number of available offerings. Revenue from one unrelated customer comprised 41% of the Company's 2006 revenues.



Independent Auditor's Report on Internal Control

Board of Directors
K-One Investment Company, Inc.
New York City, New York

In planning and performing our audit of the financial statements and supplemental schedules of K-One Investment Company, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we noted the following matter involving the control environment, accounting system and control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of K-One Investment Company, Inc. for the year ended December 31, 2006, and this report does not affect our report thereon dated February 26, 2007.

> The Company's accounting functions are performed primarily by a single employee. These duties include receipt and deposit of funds; preparing, signing and recording of checks; maintaining the general ledger and bank account reconciliations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Fort Smith, Arkansas
February 26, 2007

K-One Investment Company, Inc.

Accountants' Report and Financial Statements

December 31, 2006 and 2005


BKD
LLP

K-One Investment Company, Inc.

December 31, 2006 and 2005

Contents



Independent Accountants' Report

Board of Directors
K-One Investment Company, Inc.
New York City, New York

We have audited the accompanying balance sheets of K-One Investment Company, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K-One Investment Company, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Smith, Arkansas
February 26, 2007

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

K-One Investment Company, Inc.

Balance Sheets

December 31, 2006 and 2005

Assets

	2006	2005
Current Assets		
Cash	$ 286,956	$ 547,906
Accounts receivable	507,293	309,477
Accrued interest receivable	234	—
Prepaid expenses	19,692	36,640
Total current assets	814,175	894,023
Equipment, At Cost		
Office furniture and fixtures	41,616	37,533
Less accumulated depreciation	9,917	4,339
	31,699	33,194
	$ 845,874	$ 927,217

Liabilities and Stockholders' Equity

	2006	2005
Current Liabilities		
Accounts payable	$ 524,647	$ 702,306
Income tax payable	23,276	25,595
Accrued expenses	—	10,618
Total current liabilities	547,923	738,519
Deferred Income Taxes	10,126	7,126
Stockholders' Equity		
Common stock, $1 par value; authorized 25,000 shares; issued and outstanding 21,000 shares	21,000	21,000
Additional paid-in capital	23,772	23,772
Retained earnings	243,053	136,800
Total stockholders' equity	287,825	181,572
	$ 845,874	$ 927,217

See Notes to Financial Statements

K-One Investment Company, Inc.

Statements of Income

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 8,190,693	$ 7,693,236
Operating Expenses		
Commissions	7,399,480	7,098,981
Professional fees	49,554	26,474
Bonuses	147,099	75,500
Directors' fees	7,500	30,000
Insurance	18,555	2,021
Regulatory expense	10,411	24,452
Bank charges	1,039	524
Taxes and licenses	4,940	4,293
Utilities	12,995	11,863
Travel and lodging	59,045	21,173
Depreciation	5,578	4,212
Postage and supplies	14,707	11,324
Management fee	6,000	—
Rent	101,965	104,416
Consulting expense	178,480	148,750
Software support	3,106	1,173
Repairs and maintenance	—	1,052
	8,020,454	7,566,208
Operating Income	170,239	127,028
Other Income	4,114	2,400
Income Before Income Taxes	174,353	129,428
Provision for Income Taxes	68,100	39,864
Net Income	$ 106,253	$ 89,564

See Notes to Financial Statements

K-One Investment Company, Inc.

Statements of Stockholders' Equity

Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2005	$ 21,000	$ 23,772	$ 47,236	$ 92,008
Net income	—	—	89,564	89,564
Balance, December 31, 2005	21,000	23,772	136,800	181,572
Net income	—	—	106,253	106,253
Balance, December 31, 2006	$ 21,000	$ 23,772	$ 243,053	$ 287,825

See Notes to Financial Statements

K-One Investment Company, Inc.

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Operating Activities		
Net income	$ 106,253	$ 89,564
Items not requiring cash		
Depreciation	5,578	4,212
Deferred income taxes	3,000	(1,942)
Changes in		
Accounts receivable	(197,816)	(249,661)
Prepaid expenses	16,714	(31,435)
Accounts payable and accrued expenses	(188,277)	639,047
Income taxes payable	(2,319)	17,141
Net cash provided by (used in) operating activities	(256,867)	466,926
Investing Activities		
Purchase of equipment	(4,083)	(13,542)
Net cash used in investing activities	(4,083)	(13,542)
Increase (Decrease) in Cash	(260,950)	453,384
Cash, Beginning of Year	547,906	94,522
Cash, End of Year	$ 286,956	$ 547,906
Supplemental Cash Flow Information		
Income taxes paid	$ 67,144	$ 24,654

See Notes to Financial Statements

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2006 and 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

K-One Investment Company, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's revenues are predominately earned from underwriting fees and commissions from Regulation D private offerings. Underwritings are provided primarily for corporate real estate ventures throughout the United States of America. The Company has unsecured accounts receivable for revenues earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due upon receipt of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Equipment

Equipment is depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Revenue Recognition

Revenue is recognized as of the closing date for transactions.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006, the Company's cash accounts exceeded federally insured limits by approximately $228,000.

Self Insurance

The Company has elected to self-insure certain insurable risks. Costs resulting from losses are charged to income when incurred.

Note 2: Income Taxes

The provision for income taxes includes these components:

	2006	2005
Taxes currently payable	$ 65,100	$ 41,806
Deferred income taxes	3,000	(1,942)
Income tax expense	$ 68,100	$ 39,864

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2006	2005
Computed at the statutory rate (34%)	$ 59,280	$ 49,693
Increase (decrease) resulting from:		
State income taxes	13,633	4,874
Graduated tax rates	(8,032)	(10,965)
Other	3,219	(3,738)
Actual tax provision	$ 68,100	$ 39,864

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2006 and 2005

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2006	2005
Deferred tax liability		
Tax over book depreciation	$ (10,126)	$ (7,126)
Net deferred tax liability	$ (10,126)	$ (7,126)

Note 3: Related Party Transactions

The Company's principal location is operated out of an office of a corporation which is owned by an officer and stockholder of the Company. The related party transactions for 2006 and 2005 are summarized below:

	2006	2005
Expense reimbursements	$ 2,572	$ 3,003
Commissions	223,776	169,008
Directors' fees	7,500	30,000
Stockholder bonuses	77,000	68,000
Consulting fees	158,500	148,150
Administrative services	85,000	89,000
	$ 554,348	$ 507,161

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn in the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 and 2005, the Company had net capital of $236,156 and $111,738, respectively, which exceeded the minimum required amount by $198,953 and $62,029; and the Company's ratio of aggregate indebtedness to net capital was 2.36 to 1 and 6.67 to 1, respectively.

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2006 and 2005

Note 5: Net Capital Reconciliation

	2006	2005
Net capital on initially filed FOCUS report	$ 238,058	$ 64,337
Adjustments to record accounts receivable and payable (net)	—	47,401
Adjustments for depreciation expense and provision for income taxes	1,902	—
Net capital per audited FOCUS report	$ 236,156	$ 111,738

Note 6: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Self Insurance

The Company has elected to self-insure certain insurable risks. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. As of the date of these financial statements, the Company does not expect to incur any losses pertaining to these risks. No losses have been accrued. It is reasonably possible that this estimate could change materially in the near term.

Major Customers

Substantially all of the Company's revenues are earned from underwriting fees and commissions from Regulation D private offerings. There are a limited number of available offerings. Revenue from one unrelated customer comprised 41% and 45% of the Company's 2006 and 2005 revenues, respectively.

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: K-One Investment Company, Inc.

Address: 230 Park Avenue, Suite 1548
New York, NY 10169

Telephone: (212) 370-1880

SEC Registration Number: 8-33274

NASD Registration Number: 16154


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
WASH, D.C.
185

(ii) Accounting Firm

Name: BKD, LLP

Address: 5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903

Telephone: (479) 452-1040

Accountant's State Registration Number: AR 28 LP

(iii) Audit date covered by the Agreement: YEAR ENDED 12/31/06; AUDIT LETTER DATED 2/26/07

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2006 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: James S. Altschul

Name: JAMES S. ALTSCHUL

(By Firm's FINOP or President)

Title: PRESIDENT Date: 2/28/07

END